

FILE NO. 82-4475

SUPPL

June 17, 2003



PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AO Mosenergo - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the AO Mosenergo's exemption pursuant to Rule 12g3- 2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed (i) Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of May 30, 2003, (ii) Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of May 30, 2003, and (iii) Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of May 30, 2003.

The document is being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

dlw 6/24

Please call the undersigned at (7-501) 797 46 00 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Alexei V. Kiyashko

Enclosure

cc: Alexei N. Zharikov
(AO MOSENERGO)

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

To the Federal Securities
Market Commission

Information On A Material Fact (Event, Action) Affecting The Issuer's Finances And Business

Open Joint Stock Company for Energy and Electrification Mosenergo

Information on changes in the list of officials
of Open Joint Stock Company Mosenergo

Full official name of the issuer: Open Joint Stock Company for Energy and Electrification Mosenergo
Location: 8 Raushskaya Naberezhnaya, 113035 Moscow
Code of the fact (event, action): 0100085A30052003
The management body which has changed: the Board of Directors
First name, patronymic and last name of the elected official of the issuer:

Alexey F. Bodunkov
Dmitry V. Vassiliev
Artyom V. Kuznetsov
Andrey N. Rappoport
Alexander A. Savin
Hodson Tornbern
A.V. Chikunov

Interest owned in the charter capital of the issuer::

Alexey F. Bodunkov holds no shares in the Company
Dmitry V. Vassiliev holds no shares in the Company
Artyom V. Kuznetsov holds no shares in the Company
Andrey N. Rappoport holds no shares in the Company
Alexander A. Savin holds no shares in the Company
Hodson Tornbern holds no shares in the Company
A.V. Chikunov holds no shares in the Company

First name, patronymic and last name of the terminated member:

Andrey A. Vagner
Pyotr A Yefanov
Alexey V. Matveev
Oleg B. Oksuzian
Viktor I. Reshetov
Pavel M. Teplukhin

Anatoly A. Chabak
Date of the changes: May 30, 2003.

The authorized body of the company which adopted the resolution on the grounds of which such changes were made, and the date of such resolution: the general meeting of shareholders of AO MOSENERGO, May 30, 2003.

First Deputy General Director and Managing Director for Corporate Policies and Property Management — D.V. Vassiliev

Executor: T.L. Lapina, 957-37-67

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

To the Federal Securities
Market Commission

Information On A Material Fact (Event, Action) Affecting The Issuer's Finances And Business

Open Joint Stock Company for Energy and Electrification Mosenergo

Information on changes in the list of officials
of Open Joint Stock Company Mosenergo

Full official name of the issuer: Open Joint Stock Company for Energy and Electrification Mosenergo
Location: 8 Raushskaya Naberezhnaya, 113035 Moscow
Code of the fact (event, action): 0100085A30052003
The management body which has changed: the Board of Directors
First name, patronymic and last name of the elected official of the issuer:

Alexey F. Bodunkov
Dmitry V. Vassiliev
Artyom V. Kuznetsov
Andrey N. Rappoport
Alexander A. Savin
Hodson Tornbern
A.V. Chikunov

Interest owned in the charter capital of the issuer::

Alexey F. Bodunkov holds no shares in the Company
Dmitry V. Vassiliev holds no shares in the Company
Artyom V. Kuznetsov holds no shares in the Company
Andrey N. Rappoport holds no shares in the Company
Alexander A. Savin holds no shares in the Company
Hodson Tornbern holds no shares in the Company
A.V. Chikunov holds no shares in the Company

First name, patronymic and last name of the terminated member:

Andrey A. Vagner
Pyotr A Yefanov
Alexey V. Matveev
Oleg B. Oksuzian
Viktor I. Reshetov
Pavel M. Teplukhin

Anatoly A. Chabak
Date of the changes: May 30, 2003.

The authorized body of the company which adopted the resolution on the grounds of which such changes were made, and the date of such resolution: the general meeting of shareholders of AO MOSENERGO, May 30, 2003.

First Deputy General Director and Managing Director for Corporate Policies and Property Management — D.V. Vassiliev

Executor: T.L. Lapina, 957-37-67

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

To the Federal Securities
Market Commission

Information On A Material Fact (Event, Action) Affecting The Issuer's Finances And Business

Open Joint Stock Company for Energy and Electrification Mosenergo

Information on accrued and payable securities yield

Full official name of the issuer: Open Joint Stock Company for Energy and Electrification Mosenergo
Location: 8 Raushskaya Naberezhnaya, 113035 Moscow
Code of the issuer: 00085-A
Code of the fact (event, action): 1100085A30052003
Type and class of securities on which the yield accrues and is payable: ordinary registered shares
Date of the issuer's resolution to pay dividends on shares and the payout period: May 30, 2003. The general meeting of shareholders of OAO Mosenergo adopted a resolution to pay dividends on ordinary registered shares in the Company in cash within 60 days following the date of the resolution on such payment.
The body of the issuer that adopted the resolution to pay dividends on shares: the general meeting of shareholders of OAO Mosenergo
Dividend accrued and payable on each share of such class (type): RUR 0.01837 on each ordinary share
Total number of shares of such class (type) on which yield accrued and was paid out: 28,267,726,000 shares
Form of payment of the accrued securities yield: cash

First Deputy General Director and Managing Director for Corporate Policies and Property Management — D.V. Vassiliev

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

Annex to the *Vestnik* of the
Federal Securities Market
Commission of Russia

Information On A Material Fact (Event, Action) Affecting The Issuer's Finances And Business

Open Joint Stock Company for Energy and Electrification Mosenergo

Information on resolutions adopted at an annual general meeting of shareholders of Open Joint Stock Company Mosenergo

Full official name of the issuer: Open Joint Stock Company for Energy and Electrification Mosenergo
Location: 8 Raushskaya Naberezhnaya, 113035 Moscow
Code of the fact (event, action): 1200085A30052003
Type of the general meeting: annual
Place and date of the general meeting: Renaissance Moscow Hotel, 18/1 Olimpiysky Prospekt, Moscow, May 30, 2003
Quorum present at the general meeting: Total number of votes owned by owners of voting shares in the Company: 28,267,726,000. Pursuant to Article 58.1 of the Federal Law "On Joint Stock Companies", a general meeting of shareholders shall be valid (have a quorum), provided that such meeting is attended by shareholders owning in the aggregate more than half of all votes (50% + 1) of outstanding voting shares in the Company (14,133,863,001 votes).
Pursuant to the Federal Law "On Joint Stock Companies", 24,318 voting ballots with the aggregate of 28,245,691,971 votes had been delivered to shareholders entitled to participate in the annual general meeting of shareholders.
Taking into consideration those ballots which were received before May 27, 2003, shareholders or proxies owning in the aggregate 24,000,335,178 voting shares, or 84.97% of all votes entitled to participate in the general meeting of shareholders were registered at the meeting.
The quorum is present. The general meeting of shareholders of Open Joint Stock Company for Energy and Electrification Mosenergo is declared valid.

Items put to a vote and the results of voting on such items:

1. On the approval of the annual report of the Company for 2002, the annual financial statements, including the profit and loss statement (profit and loss accounts) of the Company for 2002.

Out of all valid ballots that voted, the counting of votes gave the following results:

In favor: 23,621,466,105 votes
Against: 66,982,171 votes
Abstained:305,142,550 votes

2. Distribution of the profit, including the payment (declaration) of dividends based on the results of the Company's operations in 2002.

   Out of all valid ballots that voted, the counting of votes gave the following results:

   In favor: 23,622,566,496 votes
   Against: 67,756,981 votes
   Abstained:305,106,669 votes

3. On the payment of compensations and remuneration to members of the board of directors of the Company.

   Out of all valid ballots that voted, the counting of votes gave the following results:

   In favor: 23,303,389,688 votes
   Against: 25,418,669 votes
   Abstained:607,187,026 votes

4. On the election of members of the board of directors of the Company:

   On this matter cumulative vote was taken.
   The counting of votes gate the following results:

B.A. Baimukhanov	59,668,847 votes
A.F. Bodunkov	22,512,575,645 votes
D.V. Vassiliev	28,847,683,664 votes
I.T. Goryunov	22,821,661,918 votes
S.S. Grechishkin	81,581,810 votes
A.V. Yevstafiev	25,747,051,041 votes
A.Ya. Kopsov	22,567,801,358 votes
A.V. Kuznetsov	20,992,070,009 votes
B.V. Nikolsky	29,498,852,060 votes
Richard Alfert	168,195,287 votes
V.Yu. Platonov	22,513,787,641 votes
A.N. Rappoport	22,494,361,332 votes
A.A. Savin	22,879,938,563 votes
K.G. Seleznev	90,945,250 votes

P.S. Smirnov	22,504,818,896 votes
P.M. Teplukhin	2,742,214,831 votes
Hodson Tornbern	21,153,241,498 votes
Yu.A. Udaltsov	74,744,789 votes
A.A. Chabak	1,204,648,619 votes
A.V. Chikunov	22,487,992,240 votes
D.B. Chevtsov	63,015,799 votes

Those nominees who have obtained more votes are deemed to be elected as members of the Board of Directors of the Company.

5. On the election of members of the Audit Commission of the Company.

The shares owned by members of the Board of Directors or officials of the Company did not vote on the election of members of the Audit Commission of the Company.

Out of all valid ballots that voted, the counting of votes gave the following results:

		IN FAVOR	AGAINST	ABSTAINED
1.	O.V. Zabrodin	20,399,607,768	67,700,322	597,581,270
2.	D.N. Nikitin	20,392,444,755	69,967,505	602,054,860
3.	S.B. Sidorov	20,393,782,095	70,601,125	600,153,900
4.	E.E. Smirnova	20,383,071,440	80,983,465	600,469,215
5.	G.F. Shevchenko	20,398,607,790	67,584,230	598,365,170

6. On the approval of the Auditor of the Company.

Out of all valid ballots that voted, the counting of votes gave the following results:

In favor: 20,059,342,372 votes
Against: 74,316,331 votes
Abstained:656,507,089 votes

7. On amendments and modifications to the Charter of the Company

Out of all valid ballots that voted, the counting of votes gave the following results:

In favor: 20,362,659,543 votes
Against: 99,746,464 votes
Abstained: 3,291,561,789 votes

8. On the approval of the revised Regulations of Preparation for and Holding General Meetings of Shareholders of the Company.

Out of all valid ballots that voted, the counting of votes gave the following results:

In favor: 20,560,395,214 votes
Against: 14,362,912 votes
Abstained:633,151,120 votes.

Full wording of the resolutions adopted at the general meeting:

On Item 1:

1. To approve the annual report of the Company based on the results of operations in 2002;
2. To approve the annual financial statements of the Company based on the results of operations in 2002;
3. To approve the profit and loss statement of the Company based on the results of operations in 2002.

On Item 2:

1. To approve the distribution of profit (losses) of the Company for 2002 as follows:

		RUR'000
Retained profit (losses) of the period for which the report is made		646,254
To allocate to:	the Reserve Fund	32,313
	the Accumulation Fund	94,663
	Dividends	519,278
To cover losses of past years		-

2. To pay in cash dividends on ordinary shares of the Company based on the results of operations in 2002 equal to RUR 0.01837 on each ordinary share of the Company within 60 days following the date of the resolution on the payment thereof.

On Item 3: To approve the revised Regulations of Remuneration and Compensations Payable to Members of the Board of Directors.

On Item 4: To elect the Board of Directors of OAO Mosenergo consisting of the following members:

1. Alexey F. Bodunkov
2. Dmitry V. Vassiliev
3. Igor T. Goryunov
4. Arkady V. Yevstafiev
5. Anatoly Ya. Kopsov
6. Artyom V. Kuznetsov
7. Boris V. Nikolsky
8. Vladimir Yu. Platonov
9. Andrey N. Rappoport
10. Alexander A. Savin
11. Pavel S. Smirnov
12. Hodson Tornbern
13. A.V. Chikunov

On Item 5: To elect the Audit Commission of the Company consisting of the following members:

1. Oleg V. Zabrodin
2. Danil N. Nikitin
3. Sergey B. Sidorov
4. Elena E. Smirnova
5. Grigory F. Shevchenko

On Item 6: To approve OOO Firm Top Audit as the auditor of the Company.

On Item 7: To approve the amendments and modifications to the Charter of the Company.

On Item 8: To approve the revised Regulations of Preparation for and Holding General Meetings of Shareholders of the Company.

First Deputy General Director and
Managing Director for Corporate Policies
and Property Management

D.V. Vassiliev

Mr.	Maurice	Levy	Chariman
Mr.	Agustin	Garcia	Chief Executive Officer
Mr.	Mark	Bristow	Chief Executive Officer
Mr.	Roger	Kebble	Chairman
Mr.	Sun-Chien	Chiu	Chief Executive Officer
Mr.	Mukesh	Ambani	Chairman & Managing Director
Sir	Clive	Thompson	Chairman
Mr.	Alfonso	Cortina de	Chairman, Chief Executive Officer
Mr.	R.L.	Clifford	Director & Chief Executive Officer
Mr.	Chwei-Jing	Jing	Chief Executive Officer
Dr.	Franz	Humer	Chairman, Chief Executive Officer
Sir.	John	Rose	Chief Executive
Mr.	Harry	Roels	President & Chief Executive Officer
Mr.	Michael	O'Leary	Chief Executive Officer
Mr.	Dalmo	Nogueira	Chief Executive Officer
Mr.	W. Selwyn	MacFarlan	Group Deputy Chairman
Mr.	Walter	Fontana	Chief Executive Officer
Mr.	Jean-François	Dehecq	Chairman, Chief Executive Officer
Mr.	Henning	Kagerman	Chairman, Chief Executive Officer
Mr.	Eugene	Van As	Chief Executive Officer
Mr.	Pieter	Cox	Deputy Chairman and Chief Executive
Mr.	Alfonso Romo	Garza	Chief Executive Officer
Mr.	Denis	Kessler	Chairman & Chief Executive Officer
Mr.	Ernesto	Bertarelli	Chief Executive Officer
Mr.	Philip	Watts	Chairman
Mr.	Yevgeny	Shvidler	President
Mr.	Terry	Burman	Chief Executive Officer
Mr.	Guosheng	Du	Chairman
Mr.	Yiping	Lu	Chairman and President
Mr.	Charles	Moran	President & Chief Executive Officer
Mr.	Ian	Gowrie-Sm	Executive Chairman
Mr.	Christopher	O'Donnell	Chief Executive
Mr.	Patricio	Contesse	Chief Executive Officer
Mr.	Marc	Vienot	Chairman
Mr.	Pierre	Bellon	Chief Executive Officer
Mr.	Campbell M.	Anderson	Chairman
Mr.	Nicholas	Brookes	Chief Executive
Mr.	A.K.	Purwar	Chairman
Mr.	Olav	Fjell	President & Chief Executive Officer
Mr.	Nikolaos	Varsakis	Chief Executive Officer
Mr.	Pasquale	Pistorio	President & Chief Executive Officer
Mr.	Fergus	Wilmer	Chief Executive Officer
Mr.	Chou-Chye	Hua	Chairman
Mr.	Vladimir	Bogdanov	President
Mr.	Lennart	Sunden	Chief Executive Officer
Mr.	James	Hughes-Ha	Chairman
Mr.	Jens B114	Nadler	Chief Executive Officer
Mr.	Michael	Pragnell	Chief Executive Officer
Mr.	Henning	Dyremose	President, Chief Executive Officer
Mr.	Sergio Assenço	dos Santos	Chief Executive Officer
Mr.	Ronaldo Iabrudi	Pereira	Superintendent

Mr.	Lars-Johan	Jarnheimei	Chief Executive Officer
Mr.	Heinz	Sundt	Chief Executive Officer
Mr.	Theresa	Gattung	Chief Executive Officer
Mr.	Fernando	Xavier	President
Mr.	Fernando	Xavier Feri	President
Mr.	Marek	Jozefiak	Chief Executive Officer
Mr.	Antonio Jose Ri	Santos	Chief Executivie Officer
Mr.	Antonio Jose Ri	Santos	Chief Executive Officer
	Francisco	Padinha	President, Chief Executive Officer
Mr.	Adam	Singer	Chief Executive Officer
Mr.	Sizwe	Nxasana	Chief Executive Officer
Dr.	Ziggy	Switkowski	Chief Executive Officer
Mr.	Israel	Makov	Chief Executive Officer
Mr.	Jiro	Amagai	Chairman
Mr.	Philip	Watts	Chairman & Managing Director
Mr.	Jim	Nicol	Chief Executive Officer
Mr.	Thierry	Desmarest	Chairman & Chief Executive Officer
Mr.	Hiroshi	Okuda	Chairman of the Board
Mr.	Keith	Russell	President and Chief Executive Officer
Mr.	Jean-Francois	Carmier	Chief Executive Officer
Mr.	Eduardo	Ojea Quint	Chief Executive Officer
Mr.	Steve Ming Jan	Chang	Chief Executive Officer & Chairman of the Board
Mr.	Manuel Arturo	Pellerano	Chief Executive Officer
Mr.	Ronan	O'Caoimh	Chairman and Chief Executive Officer
Mr.	McGuire	McQuire	Chairman & Chief Executive Officer
Mr.	Ergun	Ozen	President and Chief Executive Officer
Mr.	Unal	Korukeu	Deputy Chairman and Chief Executive Officer
Mr.	Ricardo B.	Salinas Pli	Chief Executive Officer
Mr.	Paulo Guilherm	Cunha	President
Mr.	Pedro Moreira	Salles	Chairman
Mr.	Alessandro	Profumo	Chief Executive Officer
Mr.	Clive	Hollick	Chief Executive
Mr.	John	Roberts	Chief Executive Officer
Mr.	Rinaldo Campo	Soares	Chief Executive Officer/President
Mr.	Fred	Bottcher	Chief Executive Officer
Mr.	Henri	Proglio	Chairman & Chief Executive Officer
Mr.	Donald	Babbs	Chief Executive Officer
Mr.	Ratan	Tata	Chairman
Mr.	Jo	Lunder	Chief Executive Officer
Mr.	Eduardo	Guilisasti C	Chief Executive Officer
Mr.	Jean-Renée	Fourtou	Chairman and Chief Executive Officer
Lord	Ian	MacLaurin	Chairman
Mr.	Raul	Calfat	Chief Executive Officer
Mr.	Yoshikata	Tsukamotc	President & Representative Director
Mr.	Aram	Hékimian	Chief Executive Officer
Mr.	Yu-Cheng	Chiao	Chairman
Mr.	John	Marlay	Chief Executive Officer
Mr.	Charlie	Banks	Chief Executive Officer
Mr.	David A.	Oxlade	Chief Executive Officer
Mr.	Liqi	Mo	Chairman
Mr.	Naci	Sigin	Chief Executive Officer
Mr.	Peter	Gardiner	Chairman

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As you are well aware, corporate leaders worldwide have been encountering an increasingly difficult global capital markets environment. Well-documented scandals in the corporate and advisory community have eroded investor confidence and prompted regulators to introduce more stringent and costly controls within our organizations. None of this, however, can change our primary goal and responsibility to create shareholder value, although it has made a number of CEOs outside the United States question the value of pursuing an investor strategy here.

I am delighted to inform you that a recent study undertaken by Dr. Rory Knight, Dean Emeritus of Templeton College at Oxford University, demonstrates empirically that the implementation of a U.S. investor strategy using Depositary Receipts creates substantial shareholder value for a company incorporated outside the United States. This finding quantifies, for the first time, the efficiency provided by Depositary Receipts in bringing together world-class companies with world-class investors.

With over $13 trillion of investable assets in the hands of U.S. investors, the U.S. equity markets remain the deepest and most liquid source of capital in the world. I believe that, more than ever before, corporations that dedicate resources to tap into this market via Depositary Receipts will find that they can be rewarded with increased equity valuation, a broader shareholder base and enhanced home market liquidity.

I hope that you find Dr. Knight's study of interest and that you will agree with his conclusions that "voluntary financial disclosure signals superior corporate governance by management and encourages a virtuous cycle of reputation and value in the market." I have enclosed copies of the study for your and your CFO's review.

The Bank of New York is proud to be the leading Depositary Bank providing the link between international companies and U.S. investors. We will continue our investment in this business.

Sincerely,

